SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                 AMENDMENT NO. 5
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              ALBEMARLE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   012653 10 1
                                 (CUSIP NUMBER)


                             Floyd D. Gottwald, Jr.
                                Bruce C. Gottwald
                             330 South Fourth Street
                            Richmond, Virginia 23219
                           Telephone No. 804-788-5401
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                                Allen C. Goolsby
                                Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                               September 30, 1998
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

               Check the following box if a fee is being paid with
                               this statement [ ].






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   CUSIP NO. 012653 10 1                                         13D                 Page 2 of 8 Pages

            NAME OF REPORTING PERSONS
      1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Floyd D. Gottwald, Jr.  -  ###-##-####
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
      2                                                                                     (b) [x]

      3     SEC USE ONLY
            SOURCE OF FUNDS*
      4              PF
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5     TO ITEM 2(d) or 2(e)
            CITIZENSHIP OR PLACE OF ORGANIZATION                                               [ ]
      6              USA
                             7       SOLE VOTING POWER
          NUMBER OF                           953,141

            SHARES
                             8       SHARED VOTING POWER
         BENEFICIALLY                         5,964,061

           OWNED BY
                             9       SOLE DISPOSITIVE POWER
             EACH                             953,141

          REPORTING
                             10      SHARED DISPOSITIVE POWER
         PERSON WITH                          5,964,061
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      6,917,202
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                   [x]
                      181,377 shares held by foundation; 2,209,669 shares owned by adult sons
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      14.17%
   14        TYPE OF REPORTING PERSON*
                      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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   CUSIP NO. 012653 10 1                                         13D                 Page 3 of 8 Pages


            NAME OF REPORTING PERSONS
      1     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Bruce C. Gottwald  -  ###-##-####
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
      2                                                                                     (b) [x]

      3     SEC USE ONLY
            SOURCE OF FUNDS*
      4              PF
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5     TO ITEM 2(d) or 2(e)
            CITIZENSHIP OR PLACE OF ORGANIZATION                                                [ ]
      6              USA
                             7       SOLE VOTING POWER
          NUMBER OF                           3,218,349

            SHARES
                             8       SHARED VOTING POWER
         BENEFICIALLY                         3,441,475

           OWNED BY
                             9       SOLE DISPOSITIVE POWER
             EACH                             3,218,349

          REPORTING
                             10      SHARED DISPOSITIVE POWER
         PERSON WITH                          3,441,475
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      6,659,824
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                                    [x]
                      181,377 shares held by foundation; 2,306,007 shares owned by adult sons
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      14.72%
   14        TYPE OF REPORTING PERSON*
                      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

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     * Amendment No. 5 amends and supplements Amendment Nos. 1, 2, 3 and 4 to the statement on Schedule 13D filed on March 10, 1994, by Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to shares of Common Stock (the "Common Stock") of Albemarle Corporation (the "Issuer"). The purpose for the filing of this Amendment No. 5 is to report the increase in percentage ownership in the Issuer by Floyd D. Gottwald, Jr. and Bruce C. Gottwald as a result of the self-tender offer consummated by the Issuer on September 30, 1998, pursuant to which neither Floyd D. Gottwald, Jr. nor Bruce C. Gottwald tendered any shares of Common Stock .

Item 1.           Security and Issuer.

     This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.


Item 3.           Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 4, Floyd D. Gottwald, Jr. and Bruce C. Gottwald have not purchased additional shares of Common Stock except (i) those shares disclosed in Item 5(c) below and (ii) automatic purchases pursuant to the Issuer's dividend reinvestment plan and Issuer benefit plans.

Item 5.           Interest in Securities of the Issuer.

          (a) 18,274,080 shares of Common Stock of the Issuer are owned beneficially by Floyd D. Gottwald, Jr. and Bruce C. Gottwald, constituting 38.83% of such shares outstanding.1/

          (b)   Number of shares as to which such persons have:

                (i)   sole power to vote or to direct the vote - 4,352,867 2/

                (ii)  shared power to vote or to direct the vote - 13,921,213 3/

                (iii) sole power to dispose of or to direct the disposition of -
                      4,352,867 2/

                (iv) shared power to dispose of or to direct the disposition of-13,921,213 3/

                      1/ The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 181,377 shares described in Items 5(b)(i) and (iii) or the 13,921,213 shares described in Items 5(b)(ii) and (iv).

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                      2/  This amount includes 181,377 shares owned by a
                          charitable foundation for which the Gottwalds serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce
                          C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

                      3/ Includes 2,209,669 shares owned by the adult sons of Floyd D. Gottwald, Jr. and - 2,306,007 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father's home. It does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plans of Ethyl Corporation and the Issuer for their employees for the benefit of employees other than the Gottwalds. Shares held by the Trustee under these plans for the benefit of the Gottwalds are included in Items
                          (5)(b)(i)-(iv) above. Shares held under the savings plans are voted by the Trustee in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of Ethyl Corporation and of the Issuer, they may be deemed to be control persons of Ethyl Corporation and of the Issuer.

          (c) From July 28, 1998 to July 31, 1998, Floyd D. Gottwald, Jr. purchased 143,100 shares of Common Stock of the Issuer on the open market as follows:

        Date               Number of Shares         Per Share Price
       -----               ----------------         ---------------
      07/28/98                  81,600                   $20.25
      07/31/98                  61,500                   $19.68

                Various members of the Gottwald families have acquired additional minor amounts of Common Stock pursuant to the employee savings plans of Ethyl Corporation and the Issuer. There have been no other transactions in the past 60 days.

          (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 13,921,213 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this
                Schedule is filed.


Item 7.  Material to be Filed as Exhibits.

          1. Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 5 to Schedule 13D.





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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 29, 1998                             /s/ J. Judson Williams II
                                             --------------------------------
                                                 J. Judson Williams II, Esq.
                                                 Power of Attorney for
                                                 Floyd D. Gottwald, Jr.

                                             /s/ Bruce C. Gottwald
                                             ------------------------------
                                                Bruce C. Gottwald



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EXHIBIT INDEX


Exhibit 1 Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 5 to Schedule 13D.